BAKER DONELSON CENTER, SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201

MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219

PHONE:	615.726.5600
FAX:	615.726.0464

www.bakerdonelson.com

MARK L. MILLER, SHAREHOLDER

Direct Dial: 615.726.5740

Direct Fax: 615.744.5740

E-Mail Address: mlmiller@bakerdonelson.com

April 29, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Mr. Gus Rodriguez

RE:	Franklin Financial Network, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 8, 2014

File No. 333-193951

Dear Mr. Rodriguez:

This letter is provided on behalf of Franklin Financial Network, Inc. (sometimes referred to herein as the “Company,” “FFN,” “we” or “our”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 24, 2014 to Mr. Richard E. Herrington regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (“Amendment No. 1”). The Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter.

For ease of reference, we have reproduced your comments immediately preceding the Company’s responses.

Unaudited Pro Forma Condensed Consolidated Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 — Preliminary Estimated Acquisition Consideration, page 18

Comment

1. We note your expanded general disclosure in response to comment number ten of our letter dated March 13, 2014 and reiterate our prior comment to specifically provide a sensitivity analysis for a range of possible outcomes based on percentage increases in the recent stock price.

ALABAMA  —  FLORIDA  —  GEORGIA  —  LOUISIANA  —  MISSISSIPPI   —  TENNESSEE  —  TEXAS  —  WASHINGTON, D.C.

United States Securities and Exchange Commission

April 29, 2014

Response

In response to the Staff’s comment, we have revised Note 2 to the Unaudited Pro Forma Condensed Combined Financial Statements to present the requested sensitivity analysis.

Note 4 — Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments, pages 19-22

Comment

2. We note your expanded disclosure now appearing in Note 4 in response to comment number fourteen of our letter dated March 13, 2014 with regard to the estimated transaction costs in the amount of $1,800. Direct incremental costs of the specific acquisition which are not yet reflected in the historical financial statements of either FNN or MidSouth should be reflected in the balance sheet. In this regard, transaction costs should be reflected as an addition to payables and other liabilities. If transaction costs have been reflected in the historical financial statements of either FNN or MidSouth an adjustment should be made to remove these costs from the pro forma income statements (as a nonrecurring charge directly related to the transaction). Please revise the unaudited pro forma combined consolidated financial information and related notes, as applicable.

Response

In response to the Staff’s comment, we have revised the Unaudited Pro Forma Combined Consolidated Financial Information and related notes in Amendment No. 2.

Please contact me at (615) 726-5740 if you have any questions regarding these responses.

Very truly yours,

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC

/s/	Mark L. Miller

Mark L. Miller

cc:	Richard E. Herrington, President and Chief Executive Officer